

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2014

Mark Munro
Chief Executive Officer
InterCloud Systems, Inc.
1030 Broad Street, Suite 102
Shrewsbury, NJ 07702

>   **Re: InterCloud Systems, Inc.**
>   **Amendment No. 1 Registration Statement on Form S-1**
>   **Filed June 5, 2014**
>   **File No. 333-195433**

Dear Mr. Munro:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your responses to comments 1, 2, 3, 5, 8 and 10 in our letter dated May 20, 2014. Please revise your prospectus to include your responses to these comments.

2. We also note that in your responses to our comments that you disclose the total dollar value of the securities underlying the convertible debentures being registered as $9,125,002. Please disclose in your prospectus with greater clarity that this amount is less than the original principal amount of $11,625,000 because one or more holders of your debentures decided to hold their securities rather than register them for resale.

You may contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director